Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“Bezeq”)

September 22, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - Petition to Approve Class Action

On September 19, 2019 Bezeq received a petition to approve a claim as a class action filed against Bezeq and against another service provider company (the “Defendants”) in the Jerusalem District Court.

The petition concerns the entitlement of certain groups (the elderly, the disabled and other weak sectors) to discounts on payments for vital services that the Defendants provide them. In this connection it is argued that the Defendants are doing nothing for the rights of these people to be honored, create difficulties for them and do not credit them for over-payments.

The definition of the groups in whose name the class action is being made is anyone entitled to a reduced payment to one of the Defendants but has paid in full over the 7 years preceding submission of the petition without exercising their entitlement, and those who presently pay a reduced amount but have not received a retroactive refund of differences for the entire period of their entitlement.

According to the estimate of the claimant, the amount of the class action claim against Bezeq is app. NIS 90 million.

Bezeq is studying the petition and at this point is unable to assess its chances.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.